FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Desai, Rohit M.	2. Issuer Name and Ticker or Trading Symbol SITEL Corporation SWW		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) Desai Capital Management Incorporated 410 Park Avenue, Suite #830	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year November 3, 2002
(Street) New York, NY 10022		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
								25,000	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Option to Buy								(1)	(1)	Common Stock	12,000	6.3745	12,000	D
Option to Buy								(2)	(2)	Common Stock	10,000	2.51	10,000	D
Option to Buy								(3)	(3)	Common Stock	10,000	2.77	10,000	D
Phantom stock units	1 for 1	(4)				20471.6763		(4)	(4)	Common Stock	20,471.6763	(4)		D
Phantom stock units	1 for 1	(5)						(5)	(5)	Common Stock	15,569.9740	(5)		D
Phantom stock units	1 for 1	11/3/02				5014.3266		(6)	(6)	Common Stock	5014.3266	1.745	41,055.9769	D

Explanation of Responses:

(1) The option is exercisable as to 6,000 of such shares beginning on each of the dates of the stockholders annual meetings in 2001 and 2002 and expires April 21, 2010. The option is subject to the terms and provisions in the option agreement and the SITEL Corporation 1999 Stock Incentive Plan, as amended (the "Plan").
(2) The option is fully exercisable beginning on May 4, 2002 and expires May 4, 2011 and is subject to the terms and provisions in the option agreement and the 1999 Plan.
(3) The option is fully exercisable beginning on May 3, 2003 and expires May 3, 2012 and is subject to the terms and provisions in the option agreement and the 1999 Plan.
(4) The phantom stock units were credited to the reporting person's account under the SITEL Corporation 2001 Director Deferred Compensation Plan on various dates during 2001 at prices ranging from $0.95 to $3.325, as previously reported on Form 5 for 2001. The units are to be settled in stock when the reporting person ceases to be a director.
(5) The phantom stock units were credited to the reporting person's account under the SITEL Corporation 2001 Director Deferred Compensation Plan on various dates from January 11, 2002 through October 21, 2002 at prices ranging fom $1.66 to $3.19, as previously reported on Form 4. The units are to be settled in stock when the reporting person ceases to be a director.
(6) The phantom stock units were credited to the reporting person's account under the SITEL Corporation 2001 Director Deferred Compensation Plan. The units are to be settled in stock when the reporting person ceases to be a director.

By: /s/ /s/ Rohit M. Desai, By Andre' J. McSherry, Attorney in Fact on behalf of Rohit M. Desai
             Rohit M. Desai, By Andre' J. McSherry, Attorney in Fact on behalf of Rohit M. Desai
**Signature of Reporting Person	November 3, 2002 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned, ROHIT M. DESAI, does hereby constitute and appoint ANDRE' J. MCSHERRY (the "Attorney-in-Fact"), to be his true and lawful attorney-in-fact and agent, with full power to act individually for him and in his name, place and stead to do the following acts and to exercise the following powers at any time and from time to time:

1. To take any and all actions on his behalf which the undersigned could do if he were personally present with respect to the preparation, execution, filing and delivery of any and all filings made pursuant to Section 16 of the Securities Exchange Act of 1934, as amended, (including any Forms 3, Forms 4 and Forms 5) or amendments thereto (collectively, the "Forms") now required or which may hereafter be required or permitted to be made by the undersigned, Desai Capital Management Incorporated, Rohit M. Desai Associates-II, Rohit M. Desai Associates III, LLC, Rohit M. Desai Associates IV, LLC, Equity- Linked Investors-II, Private Equity Investors III, L.P., Private Equity Investors IV, L.P. or any other entity for which the undersigned is a partner, owner, director or officer.

2. To take any and all actions on his behalf which the undersigned could do if he were personally present with respect to the preparation, execution, filing and delivery of any and all filings made pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, (including any Schedules l3D and Schedules 13G) or amendments thereto or related instruments (collectively, the "Schedules") now required or which may hereafter be required or permitted to be made by the undersigned, Desai Capital Management Incorporated, Rohit M. Desai Associates-II, Rohit M. Desai Associates III, LLC, Rohit M. Desai Associates IV, LLC, Equity Linked Investors-II, Private Equity Investors III, L.P., Private Equity Investors IV, L.P or any other entity for which the undersigned is a partner, owner, director or officer.

3. In connection with the foregoing power, the Attorney-in-Fact is hereby authorized:

(a) to prepare and execute any such Forms and/or Schedules;

(b) to file, such Forms and/or Schedules or cause them to be filed with the Securities and Exchange Commission and with such national securities exchanges and other persons and entities as may be required; and

(c) to execute and/or deliver any and all documents relating to any of the matters referred to in paragraphs (a) and (b)above, and to make any changes in such documents as such Attorney-in-Fact shall deem appropriate.

This Power of Attorney shall be governed by, and construed in accordance with, the laws of the State of New York.

The undersigned does hereby ratify and confirm all  that the Attorney-in-Fact shall lawfully do or cause to be done by  virtue hereof.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand this 30th  day of September, 2002.

/s/------------------

Rohit M. Desai

V

NY12524:60681.2